
02003710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 27 2002

SEC FILE NUMBER
~~8-0127679~~

8-35863
FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.V. Kuhns & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 SW Broadway, Suite 2200
(No. and Street)

Portland (City) | Oregon (State) | 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Rogers (503) 221-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLap, White, Caldwell & Croy, LLP
(Name — *if individual, state last, first, middle name*)

4500 SW Kruse Way, Suite 200 Lake Oswego, Oregon 97035-2564
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02

State of Oregon
County of Multnomah

OATH OR AFFIRMATION

I, Linda Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.V. Kuhns & Associates, Inc., as of December 31, 2001 XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Linda D. Rogers
Signature

Accounting Manager
Title

Connie Louie Hopkins
Notary Public


OFFICIAL SEAL
CONNIE LOUIE HOPKINS
NOTARY PUBLIC - OREGON
COMMISSION NO. 314815
MY COMMISSION EXPIRES JUL 19, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.V. KUHNS AND ASSOCIATES, INC.

AUDIT REPORT ON FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS



DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

February 13, 2002

Board of Directors
R.V. Kuhns and Associates, Inc.
Portland, Oregon

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of R.V. Kuhns and Associates, Inc. (an S corporation) as of December 31, 2001, and the related statements of operations, stockholders' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of R.V. Kuhns and Associates, Inc. as of and for the year ended December 31, 2000, were audited by other auditors whose report dated February 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of R.V. Kuhns and Associates, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information for 2001 as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeLap White Caldwell & Croy, LLP

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 28,605	$ 423,212
Receivables from non-customers	396,663	591,667
Secured demand notes	773,000	773,000
Furniture, equipment and improvements, net	569,380	530,097
Due from shareholder and employees	20,796	23,503
Other assets	82,168	30,713
Total assets	$ 1,870,612	$ 2,372,192

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2001	2000
Liabilities:		
Accounts payable	$ 90,781	$ 158,025
Accrued payroll and related tax liabilities	160,151	276,385
Deferred rent	45,690	41,960
Total liabilities	296,622	476,370
Subordinated borrowings	1,681,779	1,888,470
Commitments:		
Stockholders' equity (deficit):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 26,128 and 23,932 shares in 2001 and 2000, respectively.	261	239
Additional paid-in capital	359,751	281,134
Deferred compensation	(109,872)	(51,496)
Notes receivable from stockholders	(31,212)	(52,020)
Accumulated deficit	(326,717)	(170,505)
Total stockholders' equity (deficit)	(107,789)	7,352
Total liabilities and stockholders' equity (deficit)	$ 1,870,612	$ 2,372,192

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Consulting fees	$ 5,042,152	$ 5,215,680
Interest income	43,098	65,626
Miscellaneous income	–	1,564
Total revenue	5,085,250	5,282,870
Expenses:		
Communications	454,790	477,055
Depreciation and amortization	144,377	100,507
Dues and subscriptions	6,494	18,795
Employee compensation and benefits	3,232,813	2,764,245
Equipment lease and rental	148,717	139,896
Interest expense	70,385	93,609
Licenses and taxes	53,369	49,948
Other operating expenses	407,796	537,640
Professional fees	174,337	205,436
Rent	269,355	189,614
Travel and entertainment	279,029	329,997
Total expenses	5,241,462	4,906,742
Net (loss) income	$ (156,212)	$ 376,128

The accompanying notes are an integral part of these financial statements.

R

STATEMEN

YEARS

	Common
	Shares
Balances at December 31, 1999	24,305
Issuance of stock	–
Redemption of stock	(373)
Vesting of deferred compensation	–
Net income	–
Balances at December 31, 2000	23,932
Issuance of stock	2,196
Change in notes receivable	–
Vesting of deferred compensation	–
Net loss	–
Balances at December 31, 2001	26,128

The accompanying notes are an integral part of these financial sta

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2001 AND 2000

Subordinated borrowings at December 31, 1999	$ 1,795,094
Interest on subordinated liabilities	93,376
Subordinated borrowings at December 31, 2000	1,888,470
Payments made	(277,021)
Interest on subordinated liabilities	70,330
Subordinated borrowings at December 31, 2001	$ 1,681,779

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net (loss) income	$ (156,212)	$ 376,128
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation and amortization	144,377	100,507
Accrued interest on notes receivable from stockholders	(2,531)	–
Loss on disposal of furniture, equipment and improvements	25,648	117,425
Vesting of deferred compensation	20,263	20,263
Changes in operating assets and liabilities:		
Receivables from non-customers	195,004	(168,118)
Other assets	(51,455)	7,517
Accounts payable	(67,244)	(22,692)
Accrued payroll and related tax liabilities	(116,234)	91,892
Deferred rent	3,730	41,960
Accrued interest on subordinated borrowings	70,330	93,376
Net cash provided by (used in) operating activities	65,676	658,258
Cash flows from investing activities:		
Payments from stockholder and employees	2,707	–
Purchase of furniture, equipment and improvements	(209,307)	(401,585)
Proceeds from sale of furniture, equipment and improvements	–	16,150
Net cash provided by (used in) investing activities	(206,600)	(385,435)
Cash flows from financing activities:		
Principal and interest payments on notes receivable from stockholders	23,338	–
Payments of subordinated notes	(277,021)	–
Common stock redemption	–	(24,062)
Net cash provided by (used in) financing activities	(253,683)	(24,062)
Net (decrease) increase in cash and cash equivalents	(394,607)	248,761
Cash and cash equivalents at beginning of year	423,212	174,451
Cash and cash equivalents at end of year	$ 28,605	$ 423,212
Supplemental cash flow disclosures:		
Non-cash investing and financing activities:		
Extension of maturity on subordinated borrowings	$ 773,000	$ 193,000
Common stock issued for deferred compensation	$ 78,639	$ –
Notes receivable (payments) exchanged from stockholders for sale of common stock	$ –	$ (34)
Receivables from sale of furniture, equipment and improvements	$ –	$ 16,150

The accompanying notes are an integral part of these financial statements.

1. Summary of significant accounting policies

a. Organization

The R.V. Kuhns and Associates, Inc. (the Company) provides investment consulting services, including investment performance measurement and investment manager selection. Customers are primarily pension and retirement plan trusts, located throughout the Western United States.

b. Credit risk

The Company grants credit to customers for services performed and is exposed to credit loss in the event of customer non-payment.

c. Cash and cash equivalents

Cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

d. Furniture, equipment and improvements

Furniture, equipment and improvements are carried at cost. Depreciation is computed using the straight-line method. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

e. Income taxes

The Company has elected to be an S Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an S Corporation are taxed individually on the Company's income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

f. Revenue recognition

Consulting fees are recognized in the period in which the related services are rendered.

g. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

R.V. KUHNS AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. Summary of significant accounting policies (continued)

h. Reclassifications

Certain prior year amounts have been reclassified to conform with current year financial statement classifications.

2. Furniture, equipment and improvements

Furniture, equipment and improvements consist of the following at December 31:

Classification	Estimated useful lives	2001	2000
Furniture and fixtures	5 - 7 years	$ 330,401	$ 306,160
Computers and software	3 - 5 years	427,204	317,531
Leasehold improvements	10 years	179,884	165,507
		937,489	789,198
Less accumulated depreciation and amortization		(368,109)	(259,101)
Total		$ 569,380	$ 530,097

3. Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

4. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio at December 31 would exceed 10 to 1). The Company had net capital of $504,411 and $707,808 at December 31, 2001 and 2000, respectively, which was $484,637 and $676,050 in excess of its required net capital of $19,774 and $31,758 at December 31, 2001 and 2000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.59 and 0.67 at December 31, 2001 and 2000, respectively.

5. Lease commitments

The Company leases office furniture and equipment from the majority shareholder under a month-to-month rental arrangement requiring payments of $3,642 per month in 2001 and $5,659 per month in 2000. Total equipment and lease rent of $34,402 was paid to the shareholder in 2001 and $67,908 was paid in 2000. In addition, the Company occupies office space and leases other equipment under non-cancelable operating leases. Total rent and equipment expense to outside parties was $374,018 and $329,510 for 2001 and 2000, respectively.

The future minimum lease payments required under the non-cancelable leases at December 31, 2001 are as follows:

Years ending	Amount
2002	$ 366,269
2003	365,795
2004	361,613
2005	300,374
2006	14,919
Total	$ 1,408,970

6. Profit sharing plan

The Company sponsors a 401(k) profit sharing plan for all eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. No contributions were made to the plan for 2001. Contributions totaling approximately $83,000 were made to the plan for 2000.

7. Subordinated borrowings

The borrowings under subordination agreements at December 31 are as follows:

	2001	2000
Subordinated note, 10.5%, due March 31, 2003	$ 150,000	$ 150,000
Subordinated note, 10.0%, due May 31, 2003	250,000	250,000
Subordinated note, 9.75%, due September 30, 2003	250,000	250,000
Subordinated note, 10.75%, due March 31, 2001	–	100,000
Subordinated note, 11.50%, due March 31, 2001	–	100,000
Secured demand note, collateral agreements, $580,000 due July 31, 2004 and $193,000 due April 30, 2003	773,000	773,000
Total notes	1,423,000	1,623,000
Accrued interest	258,779	265,470
Total	$ 1,681,779	$ 1,888,470

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Subordinated borrowings (continued)

The secured demand note is secured by 38,000 shares of Merrill Lynch & Co. common stock. The majority shareholder retains full legal and beneficial ownership of the securities and bears the risk of loss and benefit of any gains in value of the securities.

8. Deferred compensation

The Company maintains stock bonus agreements for deferred compensation with certain employees. Under the agreements, shares of stock of the Company were granted to the employees at fair value with a three to five year vesting period. Compensation expense is recognized as the shares vest. In the event of employment termination within the vesting period, the Company is allowed, under the agreements, to repurchase the unvested shares at par value and the vested shares at fair value. See page four of the financial statements for the amounts of deferred compensation as of and for the years ended December 31, 2001 and 2000.

SUPPLEMENTAL INFORMATION FOR 2001

R.V. KUHNS AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2001

Net capital:		
Total stockholders' equity (deficit)		$ (107,789)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,681,779
Total capital and allowable subordinated liabilities		1,573,990
Less nonallowable assets:		
Receivables from non-customers	$ (396,663)	
Furniture, equipment and improvements, net	(569,380)	
Due from shareholder and employees	(20,796)	
Other assets	(82,168)	(1,069,007)
Net capital before haircuts		504,983
Haircuts on liquid asset fund	(572)	
Undue concentration	–	(572)
Net capital		$ 504,411
Aggregate indebtedness:		
Accounts payable		$ 90,781
Accrued payroll and related tax liabilities		205,841
Total aggregate indebtedness		$ 296,622
Computation of basic net capital requirements:		
Net capital requirement, greater of $5,000 or 6-2/3% of total aggregate indebtedness		$ 19,774
Net capital in excess of required amount		484,637
Net capital		$ 504,411
Excess of net capital at 1,000%		$ 474,748
Ratio of aggregate indebtedness to net capital		0.59 to 1

This computation does not materially differ from the computation of net capital included in Focus Part II filed by the Company as of December 31, 2001.

The accompanying notes and independent auditor's report should be read with this supplemental information.



DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

February 13, 2002

The Board of Directors
R.V. Kuhns and Associates, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of R.V. Kuhns and Associates, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation from them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP